Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
NATIONAL INSTRUMENT 51-102

1.             Name and Address of Company

Yamana Gold Inc.

150 York Street, Suite 1102

Toronto, Ontario

M5H 3S5

2.             Date of Material Change

June 27, 2007

3.             News Release

A press release with respect to the material change described herein was issued on June 27, 2007, and subsequently filed on SEDAR.

4.             Summary of Material Change

Yamana Gold Inc. (“Yamana”) and Northern Orion Resources Inc. (“Northern Orion”) announced that they have entered into a business combination agreement and a concurrent proposal has been made to Meridian Gold Inc. (“Meridian”) with respect to the combination of the three companies.

5.             Full Description of Material Change

Yamana and Northern Orion announced that they have entered into a business combination agreement and a concurrent proposal has been made to Meridian with respect to the combination of the three companies.

The terms for the three way transaction are as follows:

Meridian shareholders would receive 2.235 of a Yamana share plus C$3.15 in cash which, based on Yamana’s closing share price of C$13.02 on June 27, 2007, equates to total consideration of C$32.25 per share. The cash and share consideration represents a spot premium of approximately 24.4% based on the 20-day average closing price.

Northern Orion shareholders would receive 0.543 of a Yamana share which, based on Yamana’s closing share price on June 27, 2007, equates to a value of C$7.07 per share. Holders of Northern Orion warrants and other convertible securities will be entitled to receive, or will receive a security in exchange that will entitle them to receive, on exercise 0.543 of a Yamana share in lieu of a Northern Orion share and otherwise on the same terms as the original security. The share consideration represents a spot premium of approximately 21.3% over Northern Orion’s closing share price on June 27, 2007, and a premium of approximately 28.3% based on the 20-day average closing price.

To complete the transaction, Yamana would issue approximately 309.4 million new common shares (225.7 million and 83.7 million common shares to Meridian and Northern Orion shareholders, respectively) plus cash consideration of US$300 million to Meridian shareholders. On an issued basis, the pro rata shareholdings are anticipated to be: 53.4% existing Yamana shareholders, 34% existing Meridian shareholders and 12.6% existing Northern Orion shareholders.

Yamana and Northern Orion have entered into an agreement pursuant to which Yamana will acquire all of the issued and outstanding securities of Northern Orion, subject to the requirement that Yamana acquire at least 66 2/3% of the issued and outstanding common shares of Meridian, calculated on a fully-diluted basis. It is anticipated that the Northern Orion transaction will be structured as a statutory plan of arrangement. The acquisition of Northern Orion by Yamana has the unanimous support of the Boards of Directors of both Northern Orion and Yamana. GMP Securities L.P. has provided its opinion to the Board of Directors of Northern Orion that the consideration to be offered to Northern Orion shareholders pursuant to the agreement with Yamana is fair, from a financial point of view to the shareholders of Northern Orion other than Yamana. Under certain circumstances, a termination fee of C$35 million, and under certain additional circumstances C$50 million, would be payable by Northern Orion to Yamana. Northern Orion has agreed to carry on business in the usual course and not to enter into any agreements outside of the ordinary course in respect of its assets other than certain specified transactions. The business combination with Northern Orion is subject to customary conditions, including definitive documentation, receipt of all requisite third party and regulatory approvals and consents, court approval and approval by shareholders of Northern Orion.

In the event a consensual transaction with Meridian cannot be reached, Yamana has agreed with Northern Orion to commence an offer to acquire 100% of the outstanding common shares of Meridian on the terms of the proposal made to Meridian within 30 days, subject to certain conditions. As part of the transaction, Northern Orion has committed to fund US$200 million of the US$300 million cash component of the Meridian offer, subject to definitive documentation. The loan is not conditional upon the completion of the transaction with Northern Orion, will be secured by shares of Meridian acquired by Yamana, will bear interest at LIBOR plus 2% and will be repayable on the earlier of 12 months following the initial drawdown and 30 days following acquisition by Yamana of 100% of the fully diluted issued and outstanding shares of Meridian. The first drawdown is conditional upon at least 66 2/3% of the fully diluted issued and outstanding shares of Meridian having been tendered, and not withdrawn, to Yamana’s offer. The US$100 million balance of the cash portion of the consideration to be offered to Meridian shareholders will be funded from Yamana’s existing US$200 million revolving credit facility which the lenders have agreed to increase to US$300 million, subject to definitive documentation.

A copy of the agreement between Yamana and Northern Orion is filed concurrently with this Material Change Report on Yamana’s profile on the SEDAR website at www.sedar.com.

FORWARD-LOOKING STATEMENTS: This material change report contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of the combined company, Yamana, Northern Orion and Meridian. Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Yamana or Northern Orion and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, include possible variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana and Northern Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Northern Orion filed with the United States Securities and Exchange Commission. Although Yamana and Northern Orion have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana and Northern Orion undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed.

6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.             Omitted information

Not applicable.

8.             Executive Officer

For further information, contact Peter Marrone, Chairman and Chief Executive Officer of Yamana Gold Inc. at (416) 815-0220.

9.             Date of Report

July 5, 2007.

YAMANA GOLD INC.

By:	(signed) Charles Main
Title:	Vice President, Finance and
Chief Financial Officer